ADMINISTRATIVE SERVICE AGREEMENT

THIS AGREEMENT is made this __________  day of December, 2006 by and between Reserve National Insurance Company (hereinafter referred to as “Administrator”) and Texas Imperial Life Insurance Company (hereinafter referred to as “Insurer”).

RECITALS

WHEREAS, Insurer is a stipulated premium insurance company licensed pursuant to Texas Insurance Code (“Code”); and

WHEREAS, Administrator is a capital stock insurance company domiciled in Oklahoma, and has registered or will register as a third party administrator to the extent required by applicable law; and

WHEREAS, Insurer and Administrator are desirous of entering into an agreement reflecting the rights of the parties hereto with respect to the administration of the insurance business of Insurer subject to the Coinsurance Agreement (“Coinsurance Agreement”) which was entered into by and between Administrator and Insurer effective on December 31, 2006.

WITNESSETH

NOW, THEREFORE, for and in consideration of these premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	The Insurer agrees to provide Administrator with the information and support reasonably required by the Administrator to perform its duties pursuant to this Agreement.

2.	The Administrator shall perform the following duties:

A.
Prepare and mail premium notices to the insureds reasonably in advance of the premium due dates in accordance with guidelines established by Insurer and agreed to by Administrator. Billings shall be run and mailed at least once a month.

B.
Prepare and mail past due notices and lapse notices. With the cooperation of Insurer, prepare and send reinstatement applications consistent with policy provisions. Upon receipt of completed reinstatement applications, Administrator will perform appropriate underwriting and Administrator will proceed with policy issuance or denial in accordance with the underwriting guidelines applied by Administrator to its similar business including preparation and issuance of policies and policy certificates.

C.
Receive claims, verify coverage, request and collect proof of claim, review and pay claims in accordance with the Coinsurance Agreement. Administrator agrees to be current in awareness of and compliance with the applicable prompt payment laws.

D.
Collect and record premiums as provided in the Coinsurance Agreement. Initial correspondence sent by Administrator to any policyholder shall notify and summarize to said policyholder the relationship among Insurer, Administrator, and the policyholder. The written notice must be approved by Insurer before distribution to policyholders and must state the amount of premium specified. The payment of premiums to the Administrator by or on behalf of an insured is considered to have been received by the Insurer. However, the payment of return premium by the insurer to the Administrator is not considered payment to the insured.

E.
Maintain administrative and statistical records which will determine the insurance status of each insured or certificate holder including, but not limited to, the effective dates, termination dates, nature of coverage, lapse dates, benefit assignments, beneficiary designations (if applicable), and appropriate address of record. This record keeping shall include the posting of premium payments.

F.
Maintain all licenses required by applicable statutes, rules and regulations. Conduct its activities pursuant to this Agreement in compliance with all applicable statutes, rules or regulations or pursuant to an exemption therefrom.

G.
Handle all routine correspondence and other general clerical administration of the insurance plans subject to this Agreement, maintain all files relating to such correspondence and general clerical administration.

H.	Make available to Insurer all information necessary to maintain its general ledger and prepare statutory financial statements.

3.
Insurer hereby agrees to remain solely liable for and covenants to indemnify and hold harmless Administrator against any and all loss, cost, expense, claims, damages, liabilities and expenses including legal fees and costs (“Loss” or “Losses”) assessed against or incurred by Administrator with respect to any action, demand, proceeding, suit, settlement or compromise concerning claims arising out of or related to: (i) the insurance administered under this Agreement pursuant to actions or inactions of the Administrator taken or not taken in reliance upon instructions provided by the Insurer; or (ii) the willful misconduct, negligent or bad faith acts or omissions of the Insurer or the Insurer’s agents, servants or employees. Administrator shall remain solely liable for the willful misconduct, negligent or bad faith acts or omissions of Administrator and shall indemnify and hold harmless Insurer for any loss or losses Insurer may sustain by virtue of such acts.

4.
Administrator shall maintain adequate books and records of all transactions among it, Insurer and the insureds under this Agreement and the business being administered in connection therewith to comply with regulatory examination requirements and statutory retention requirements.

5.
It is understood and agreed that all records in any form including film or electronic media, pertaining to each covered plan hereunder (including but not limited to, all individual applications, files and correspondence related thereto) which are generated by Administrator are the property of Insurer. It is understood and agreed that Insurer shall have access to all records to the extent necessary to fulfill contractual obligations to insureds, comply with its statutory and regulatory obligations, and conduct audits of Administrator.

6.
The initial term of this Agreement shall be for a period of one (1) year and shall commence on the effective date of this Agreement. Either party may terminate the Agreement at any time on or after the expiration of the initial term by giving ninety (90) days prior written notice. This Agreement will automatically terminate in the event that Administrator’s obligations under the Coinsurance Agreement are converted to assumption reinsurance with respect to those policies which are subject to assumption reinsurance. Unless otherwise terminated, the Agreement shall be automatically renewed for additional one year terms. Notwithstanding anything to the contrary, in the event of fraud, bankruptcy or insolvency of one party, this Agreement may be terminated immediately by the other party upon written notice. Furthermore, in the event of a breach of any of the conditions or promises contained in this Agreement or the failure to perform any of the duties by one party, if the breach or failure is not cured within 30 days after written notice, this Agreement may be terminated immediately by the other party upon written notice.

7.
No rights, interests or obligations arising hereunder shall be subject to assignment by either party, except with written consent of the other party. Any assignment of rights, interests or obligations will be ineffective.

8.	No amendment or modification of, or supplement to, this Agreement shall be binding unless in writing and duly executed and delivered by each party hereto to the other party.

9.
It is understood and agreed that the Administrator shall be considered an independent contractor. Nothing contained herein shall be construed as constituting a partnership, employment relationship, or joint venture between the Administrator and Insurer. This Agreement shall be binding upon the parties hereto and their respective successors and assigns.

10.
Pursuant to the provisions of the Health Insurance Portability and Accountability Act of 1996 and federal regulations issued pursuant thereto, and/or the Gramm-Leach-Bliley Act, the NAIC Insurance Information and Privacy Protection Model Act, the NAIC Privacy of Consumer Financial and Health Information Model Regulation and/or similar laws and regulations as enacted in various states, the parties recognize that, in the performance of their respective obligations under this Agreement, they each may obtain from the other nonpublic personal or privileged information about individuals collected or received in connection with insurance transactions under the policies. Each of the parties agrees not to disclose such information to third-parties without the individual’s written authorization unless such disclosure is otherwise permitted by law, and each of the parties shall also maintain the confidentiality of all other information related to the policies and all other information denominated as confidential by the other party provided to it in connection with this Agreement and shall not disclose such information to any third parties except as may be required by regulatory authorities, or pursuant to legal process; provided however, if any state in which policies have been issued have more restrictive confidentiality requirements, the parties will comply with those laws to the extent applicable.

11.	This Agreement shall be construed in accordance with and governed by the laws of the State of Oklahoma.

12.	This Agreement contains the entire agreement of the parties regarding the subject matter hereof and supersedes any prior or contemporaneous oral or written agreement.

13.	If any clause(s) of this agreement shall be held invalid by a court of law, the remaining clauses shall survive and remain enforceable.

14.
Effectiveness of Notice - Notices mailed by registered or certified mail, return receipt requested are effective three days after mailing. Notices that are mailed hereunder shall be given to the parties at the following addresses, or at such other address for a party as shall be specified by notice:

If to Administrator:

Reserve National Insurance Company
6100 Northwest Grand Blvd.
Oklahoma City, OK 73118
ATTN: Orin Crossley

If to Insurer:

Texas Imperial Life Insurance Company
c/o UTG
5250 South Sixth Street
Springfield, Illinois 62703
ATTN: Ted Miller

or to such other address as hereafter shall be furnished as provided in this Section 15 by any of the parties hereto to the other parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

Reserve National Insurance Company

By:  /s/ Kempner Joe Cole

Kempner Joe Cole, President

Texas Imperial Life Insurance Company

By:  /s/ Theodore C. Miller

Theodore C. Miller, Senior Vice-President

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